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                               [KPMG LETTERHEAD]               EXHIBIT (n)(2)(i)



                       CONSENT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees and Shareholders of Van Kampen Prime Rate Interest Trust:

We consent to the reference to our Firm under the headings "Financial Highlights" in the Prospectus and "Independent Auditors" in the Statement of Additional Information and to the inclusion in Part C of the Registration Statement of our report dated September 14, 1999 covering the statement of changes in net assets of the Van Kampen Prime Rate Income Trust for the year ended July 31, 1999 and the financial highlights for each of the years in the four-year period ending July 31, 1999.



/s/ KPMG LLP

Chicago, Illinois
November 6, 2000